UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

GigaBeam Corporation
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(Name of Issuer)

Common Stock
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(Title of Class of Securities)

37517W107
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(CUSIP Number)

S. Jay Lawrence
GigaBeam Corporation
4021 Stirrup Creek Drive, Suite 400
Durham, NC 27703
919-206-4426
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(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

January 31, 2008
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(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box _____.

CUSIP No. 37517W107
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1     Name of Reporting Person

Mr. Samuel James Lawrence

2     Check the Appropriate Box if a Member of a Group

a    ☐

       b    ☐

3     SEC USE ONLY

4     Source of Funds *

Mr. Lawrence: OO

5     Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

6     Citizenship or Place of Organization

Mr. Lawrence is a citizen of the United States of America.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7     Sole Voting Power:
Mr. Lawrence has sole voting power over the 1,279,999 shares he beneficially owns.

8     Shared Voting Power:
Mr. Lawrence does not share voting power over any shares of the issuer.

9     Sole Dispositive Power:
Mr. Lawrence has sole dispositive power over the 1,279,999 shares he beneficially owns.

10    Shared Dispositive Power:
Mr. Lawrence does not share dispositive power over any shares of the issuer.

11    Aggregate Amount Beneficially Owned by Each Reporting Person:

Samuel James Lawrence: 1,279,999 shares (As of the date of filing of this Schedule 13D, Mr. Lawrence beneficially owns 1,279,999 shares of common stock that may be acquired within 60 days through the exercise of options to purchase common stock).

12    Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares _____.

13    Percent of Class Represented by Amount in Row (11): Based on 7,957,833 shares of common stock outstanding as of February 11, 2008:

Samuel James Lawrence: 13.9%

14    Type of Reporting Person

Samuel James Lawrence: IN

ITEM 1: SECURITY AND ISSUER

This Schedule 13D (“Schedule”) relates to the acquisition of beneficial ownership of options to purchase common stock of the Issuer whose principal executive office is located at 4021 Stirrup Creek Drive, Suite 400, Durham, North Carolina 27703.

ITEM 2: IDENTITY AND BACKGROUND

a. Samuel James Lawrence

b. 4021 Stirrup Creek Drive, Suite 400, Durham, NC 27703

    c. Mr. Lawrence is the President and Chief Executive Officer of the Issuer, whose principal place of business is located at 4021 Stirrup Creek Drive, Suite 400, Durham, NC 27703.

   d. During the last 5 years, Mr. Lawrence has not been convicted in any criminal proceeding.

   e. During the last 5 years, Mr. Lawrence has not been a party to a civil proceeding before a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violation of, prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

f. Mr. Lawrence is a citizen of the United States of America.

ITEM 3: SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The 937,500 options to purchase common stock, which Mr. Lawrence may acquire within 60 days, were granted pursuant to an employment agreement, as part of his compensation for serving as the Issuer’s President and Chief Executive Officer.

ITEM 4: PURPOSE OF TRANSACTION

On January 31, 2008, pursuant to his employment agreement, Mr. Lawrence was issued a short-term option to purchase 1,250,000 shares of the Issuer’s common stock. Upon issuance, 625,000 of these option shares vested immediately. The remaining 625,000 option shares vest in equal amounts over the next two fiscal quarters on April 1, 2008 and July 1, 2008. In addition, Mr. Lawrence was issued a long-term option to purchase 1,250,000 shares of the Issuer’s common stock. Upon issuance, 208,333 of these options vested immediately. The remaining 1,041,667 options vest in equal amounts over the next ten fiscal quarters beginning April 1, 2008. As a result of these issuances on January 31, 2008, Mr. Lawrence’s beneficial ownership interest in the Issuer increased from 0.4% to 9.8% because he was able to acquire 863,332 shares of common stock through the exercise of the above-described options as well as options previously issued within 60 days of the issuance date, January 31, 2008. As of February 11, 2008, the date of the filing of this Schedule, Mr. Lawrence may acquire 1,279,999 shares of common stock through the exercise of options within 60 days.

Mr. Lawrence’s beneficial ownership may continue to increase as his options continue to vest and therefore become exercisable.

ITEM 5: INTEREST IN SECURITIES OF THE ISSUER

    a. Mr. Lawrence is the beneficial owner of 1,279,999 shares or 13.9% of the common stock issued and outstanding of the Issuer.

b. Mr. Lawrence has sole voting and dispositive power over 1,279,999 shares of common stock of the Issuer.

c. Mr. Lawrence has effected the following transactions with respect to the common stock of the Issuer during the past 60 days: None.

d. N/A

e. N/A

ITEM 6: CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Mr. Lawrence was issued options on January 31, 2008 pursuant to his employment agreement with the Issuer. The terms of the options are governed by the Issuer’s 2008 Stock Option and Incentive Plan.

ITEM 7: MATERIAL TO BE FILED AS EXHIBITS

N/A

SIGNATURE
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After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Samuel James Lawrence	Date: February 11, 2008
By: Samuel James Lawrence
Chief Executive Officer GigaBeam Corporation